SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

AMENDMENT NO. 3

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or 12(g) of
The Securities Exchange Act of 1934

VODAFONE GROUP PUBLIC LIMITED COMPANY

(Exact name of Registrant as Specified in Its Charter)

England and Wales (State of Incorporation or Organization)	None (I.R.S. Employer Identification No.)

Vodafone House, The Connection Newbury, Berkshire, England (Address of Principal Executive Office)	RG14 2FN (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:	No. 333- (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Ordinary Shares of nominal value $0.10 each	The New York Stock Exchange*
American Depositary Shares (evidenced by American Depositary Receipts), each representing ten ordinary shares	The New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities to be registered pursuant to Section 12(g) of the Act:

None

Description of Vodafone Ordinary Shares
Description of Vodafone American Depositary Shares
SIGNATURE
EXHIBIT 1.1
EXHIBIT 1.2
EXHIBIT 2.1

Explanatory Note. This Amendment No. 3 to the Registrant’s Form 8-A amends and restates in its entirety the Form 8-A previously filed by the Registrant with respect to the Registrant’s ordinary shares and American Depositary Shares. This amendment reflects changes to the Registrant’s Memorandum and Articles of Association and a change of the Registrant’s name, in each case since the filing of Amendment No. 2 to the Registrant’s Form 8-A with respect to its ordinary shares and American Depositary Shares.

Item 1.  Description of Registrant’s Securities to be Registered.

Description of Vodafone Ordinary Shares

General

     The following information is a summary of the material terms of the ordinary shares as set out in the Memorandum and Articles of Association of Vodafone Group Public Limited Company (“Vodafone”) as presently in effect. You are encouraged to read the actual Memorandum and Articles of Association which are filed as Exhibit 2.1 to this Form 8-A/A.

     Many Vodafone ordinary shares are held in the form of Vodafone American Depositary Shares (“ADSs”), each of which represents ten Vodafone ordinary shares. The Amended and Restated Deposit Agreement among The Bank of New York, as depositary, Vodafone AirTouch (currently known as Vodafone Group Public Limited Company as a result of a change of the Registrant’s name), AirTouch Communications, Inc. (currently known as Vodafone Americas Inc. as a result of a change of name) and ADS holders governs the rights of holders of Vodafone ADSs as described below in “Description of Vodafone American Depositary Shares.” You should be aware that these rights are different from the rights of the holders of Vodafone ordinary shares.

     All of the issued Vodafone ordinary shares are fully paid. Vodafone ordinary shares are represented in certificated form and also in uncertificated form under “CREST”, an electronic settlement system in the United Kingdom which enables Vodafone ordinary shares to be evidenced other than by a physical certificate and transferred electronically rather than by delivery of a physical certificate. Vodafone ordinary shares:

•	may be represented by certificates in registered form issued (subject to the terms of issue of the shares) following issuance or receipt of the form of transfer bearing the appropriate stamp duty by Vodafone registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 7NH, England;

•	may be in uncertificated form with the relevant CREST member account being credited with the Vodafone ordinary shares issued or transferred; or

•	may be in the form of bearer shares.

     Under English law, persons who are neither residents nor nationals of the U.K. may freely hold, vote and transfer Vodafone ordinary shares in the same manner and under the same terms as U.K. residents or nationals.

Share Capital

     The ordinary share capital of Vodafone is denominated at a nominal value of U.S. $0.10.

     The authorized share capital of Vodafone is 78,000,000,000 ordinary shares of U.S. $0.10 each and 50,000 7% cumulative fixed rate shares of £1 each.

Dividends

     Holders of Vodafone ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Dividends on Vodafone ordinary shares will be announced and paid in whatever currency the directors so decide. Dividends with respect to Vodafone ADSs held by the depositary will be converted by the depositary into U.S. dollars, assuming payments are received by the depositary other than in U.S. dollars, and the depositary will distribute them to the holders of Vodafone ADSs.

     Vodafone’s Memorandum and Articles of Association permit a scrip dividend scheme or schemes under which holders of Vodafone ordinary shares may be given the opportunity to elect to receive fully paid Vodafone ordinary shares instead of cash, or a combination of shares and cash, or to elect to apply the cash dividend in the purchase of additional ordinary shares, with respect to future dividends.

Voting Rights

     Vodafone’s Memorandum and Articles of Association provide that voting on all substantive resolutions at a general meeting shall be decided on a poll. On a poll, each shareholder who is entitled to vote and be present in person or by proxy has one vote for every share held. All procedural resolutions shall be decided on a show of hands, where each shareholder who is present at the meeting has one vote regardless of the number of shares held, unless a poll is demanded. In addition, Vodafone’s Memorandum and Articles of Association allow persons appointed as proxies of shareholders entitled to vote at general meetings to vote on a show of hands, as well as to vote on a poll and attend and speak at general meetings. Holders of Vodafone ordinary shares do not have cumulative voting rights. An extraordinary resolution at a separate meeting of Vodafone ordinary shareholders, requiring an affirmative vote of at least 75% of the votes cast in person or, if on a poll, in person or by proxy, is necessary under Vodafone’s Memorandum and Articles of Association with respect to any proposal to vary the rights of ordinary shareholders.

     Under English law, two shareholders present in person constitute a quorum for purposes of a general meeting, unless a company’s articles of association specify otherwise. Vodafone’s Memorandum and Articles of Association do not specify otherwise, except that the shareholders do not need to be present in person, and may instead be present by proxy, to constitute a quorum.

     Under English law, shareholders of a public company such as Vodafone are not permitted to pass resolutions by written consent.

     Record holders of Vodafone ADSs are entitled to attend, speak and vote on a poll or a show of hands at any general meeting of Vodafone shareholders by the depositary’s appointment of them as proxies with respect to the underlying Vodafone ordinary shares represented by their Vodafone ADSs. Alternatively, holders of Vodafone ADSs are entitled to vote by supplying their voting instructions to the depositary or its nominee, who will vote the Vodafone ordinary shares underlying their Vodafone ADSs in accordance with their instructions. In addition, holders of record of ordinary shares may appoint a proxy including a beneficial owner of those shares to attend, speak and vote on their behalf.

Liquidation Rights

     In the event of the liquidation of Vodafone, after payment of all liabilities and the deduction of any provision made under Section 719 of the U.K. Companies Act 1985 or Section 187 of the U.K. Insolvency Act 1986, which enables the liquidator to make payments to employees or former employees on the cessation or transfer of Vodafone’s business, the holders of any outstanding Vodafone cumulative fixed rate shares would be entitled to a sum equal to the capital paid up on such shares. The holders of Vodafone ordinary shares will receive any amounts remaining after the foregoing payments have been made.

Preemptive Rights and New Issues of Shares

     Under Section 80 of the U.K. Companies Act 1985, directors are, with certain exceptions, unable to allot relevant securities without the authority of the shareholders in a general meeting. Relevant securities as defined in the U.K. Companies Act 1985 includes Vodafone ordinary shares or securities convertible into Vodafone ordinary shares. In addition, Section 89 of the U.K. Companies Act 1985 imposes further restrictions on the issue of equity securities (as defined in the U.K. Companies Act 1985, which includes Vodafone ordinary shares and securities convertible into ordinary shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders. Vodafone’s Memorandum and Articles of Association allow shareholders to authorize directors for a period up to five years to allot (1) relevant securities generally up to an amount fixed by the shareholders and (2) equity securities for cash other than in connection with a rights issue. In accordance with institutional investor guidelines, the amount of relevant securities to be fixed by shareholders is normally restricted to one third of the existing issued ordinary share capital, and the amount of equity securities to be issued for cash other than in connection with a rights issue is restricted to 5% of the existing issued ordinary share capital.

Disclosure of Interests in Shares

     The U.K. Companies Act 1985 gives Vodafone the power to require persons who it believes to have, or to have acquired within the previous three years, an interest in its voting shares, to disclose certain information with respect to those interests. Failure to supply the information required may lead to disenfranchisement of the relevant shares and a prohibition on their transfer and receipt of dividends and payments in respect of those shares. In this context, the term “interest” is widely defined and will generally include an interest of any kind whatsoever in voting shares, including any interest of a holder of a Vodafone ADS.

Changes in Capital

     Vodafone’s ordinary shareholders may pass an ordinary resolution to do any of the following:

(1)	consolidate, or consolidate and then divide, all or any of Vodafone’s share capital into new shares of larger nominal amounts than its existing shares;

(2)	cancel any shares which have not, at the date of the relevant resolution, been subscribed or agreed to be subscribed by any person and reduce the amount of Vodafone’s authorized share capital by the amount of the shares so canceled;

(3)	divide some or all of Vodafone’s shares into shares of a smaller nominal amount; and

(4)	increase Vodafone’s share capital.

     Vodafone is also able:

(1)	with the authority of shareholders by ordinary, extraordinary, or special resolution, depending on the circumstances relating to the purchase, to purchase its own shares; and

(2)	by special resolution and, where required by the U.K. Companies Act 1985, with the sanction of the court, to reduce its share capital, any capital redemption reserve, share premium account or any other undistributable reserve.

Transfer of Shares

     Except as described in this paragraph, Vodafone’s Memorandum and Articles of Association do not restrict the transferability of Vodafone ordinary shares. Vodafone ordinary shares are able to be transferred by an instrument in any usual form or in any form acceptable to the directors. The directors may refuse to register a transfer:

(1)	if the shares to be transferred are not fully paid;

(2)	if the transfer is not stamped and duly presented for registration, together with the share certificate and evidence of title as the directors reasonably require;

(3)	if the transfer is with respect to more than one class of shares;

(4)	if the transfer is in favor of more than four persons jointly; or

(5)	in certain circumstances, if the holder has failed to provide the required particulars to the investigating power referred to under “—Disclosure of Interests in Shares” above.

     Vodafone may not refuse to register transfers of fully paid-up Vodafone ordinary shares in certificated form if this refusal would prevent dealings in the shares on the official list maintained by the U.K. Listing Authority from taking place on an open and proper basis. The registration of transfers may be suspended at any time and for any period as the directors may determine. The register of shareholders may not be closed for more than 30 days in any year.

General Meetings and Notices

     A shareholder who is not registered on Vodafone’s register of shareholders with an address in the U.K. and who has not supplied to Vodafone an address within the U.K. for the purpose of giving notice will not be entitled to receive notices from Vodafone. In certain circumstances, Vodafone will be able to give notices to shareholders by advertisement in newspapers in the U.K. Holders of Vodafone ADSs are entitled to receive notices under the terms of the deposit agreement relating to Vodafone ADSs. See “Description of Vodafone American Depositary Shares—Voting Rights.” Under Vodafone’s Memorandum and Articles of Association, the Annual General Meeting of shareholders shall be held within 15 months after the preceding Annual General Meeting and at a time and place determined by the directors.

Amendment of Governing Instruments

     Under English law, shareholders have the power to amend:

(1)	the objects, or purpose, clause in a company’s memorandum of association; and

(2)	any provisions of the company’s articles of association.

     by special resolution, subject to, in the case of amendments to the objects clause of the memorandum of association, the right of dissenting shareholders to apply to the courts to cancel the amendments.

     Under English law, the board of directors is not authorized to change the memorandum of association or the articles of association.

     Amendments affecting the rights of the holders of any class of shares may, depending on the rights attached to the class and the nature of the amendments, also require approval by extraordinary resolution of the classes affected in separate class meetings.

Shareholder Proposals and Shareholder Nominations of Directors

     Under English law, shareholders may demand that a resolution be voted on at a general meeting if the demand is made:

(1)	by shareholders holding at least 5% of the voting power of shares having a right to vote on the resolution; or

(2)	by at least 100 shareholders holding shares on which there has been paid up an average sum per shareholder of at least £100.

     The shareholders must deposit the demand at the company’s registered office at least six weeks before the general meeting to which it relates.

     In general, resolutions to appoint directors must be put to shareholders on the basis of one resolution for each nominated director. A resolution including more than one director may be presented to be voted upon at a general meeting only if the shareholders have first unanimously approved so doing.

Shareholders’ Votes on Certain Transactions

     The U.K. Companies Act 1985 provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require the approval at a special meeting convened by order of the court of:

(1)	shareholders or creditors representing 75% in value of the capital held by or debt owed to the class of shareholders or creditors or class thereof present and voting, either in person or by proxy; and

(2)	the court.

     Once approved and sanctioned, all shareholders and creditors of the relevant class are bound by the terms of the scheme.

     Under the rules of the U.K. Listing Authority, shareholder approval:

(1)	is usually required for an acquisition or disposal by a listed company if, generally, the size of the company or business to be acquired or disposed of represents 25% or more of the size of the listed company; and

(2)	may also be required for an acquisition or disposal of assets between a listed company and parties, including,

(a)	directors of the company or its subsidiaries,

(b)	holders of 10% of the nominal value of any class of the company’s or any holding company’s or its subsidiary’s shares having the right to vote, or

(c)	any of their associates.

     The U.K. Companies Act 1985 also provides:

(1)	that where a takeover offer is made for the shares of a U.K. company; and

(2)	within four months of the date of the offer, the offeror has acquired or contracted to acquire at least nine-tenths in value of the shares of any class to which the offer relates, the offeror may, within two months of reaching the nine-tenths level, require shareholders who do not accept the offer to transfer their shares on the terms of the offer. A dissenting shareholder may object to the transfer or its proposed terms by applying to the court within six weeks of the date on which notice of the transfer was given. In the absence of fraud or oppression, the court is unlikely to order that the acquisition not take effect, but it may specify terms of the transfer that it finds appropriate. A minority shareholder is also entitled in these circumstances, in the alternative, to require the offeror to acquire his shares on the terms of the offer.

Rights of Inspection

     Except when closed under the provisions of the U.K. Companies Act 1985, the register and index of names of shareholders of an English company may be inspected during business hours:

(1)	for free, by its shareholders, including, in the case of Vodafone, holders of Vodafone ADSs; and

(2)	for a fee by any other person.

     In both cases, the documents may be copied for a fee.

     Under English law, the shareholders of an English public company may also inspect, without charge, during business hours:

(1)	minutes of meetings of the shareholders (and obtain copies of the minutes for a fee); and

(2)	service contracts of the company’s directors, if the contracts have more than 12 months unexpired or require more than 12 months’ notice to terminate.

     In addition, the published annual accounts of a public company are required to be available for shareholders at a general meeting and a shareholder is entitled to a copy of these accounts. Under the U.K. Companies Act 1985, shareholders of a quoted company have rights to inspect the company’s last annual accounts, the last directors’ report, the last directors’ remuneration report and the auditors’ report on those accounts and the auditable part of the directors’ remuneration report for the financial year for which those accounts are prepared. The shareholders of Vodafone do not have rights to inspect the minutes of meetings of its directors.

Removal of Directors

     Under the U.K. Companies Act 1985, shareholders may remove a director without cause by ordinary resolution, irrespective of any provisions of the company’s articles of association or of a service contract the director has with the company, provided that 28 clear days’ notice of the resolution is given to the company.

     Vodafone’s Memorandum and Articles of Association provide that all directors who have been in office for three years of more since they were elected or re-elected will retire from office. These retired directors will be eligible for re-election.

Shareholders’ Suits

     While English law only permits a shareholder to initiate a lawsuit on behalf of the company in limited circumstances, the U.K. Companies Act 1985 permits a shareholder whose name is on the register of shareholders of the company to apply for a court order:

(1)	when the company’s affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some shareholders, including the shareholder making the claim or

(2)	when any act or omission of the company is or would be so prejudicial.

     A court has wide discretion in granting relief and may authorize civil proceedings to be brought in the name of the company by a shareholder on terms that the court directs. Except in these limited circumstances, English law does not generally permit class action lawsuits by shareholders on behalf of the company or on behalf of other shareholders.

     In order to become a shareholder and enforce these rights under English law, holders of Vodafone ADSs are required to withdraw from the depositary at least one of their Vodafone ordinary shares underlying the Vodafone ADSs. See “Description of Vodafone American Depositary Shares—Deposit, Withdrawal and Cancellation” for information about how to withdraw Vodafone ordinary shares.

Registrar

     The registrar for Vodafone ordinary shares is Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 7NH, England.

Description of Vodafone American Depositary Shares

General

     The Bank of New York is the depositary with respect to Vodafone American Depositary Shares, or ADSs. Each ADS is represented by one American Depositary Receipt or ADR and represents ownership interests in, and the right to receive, ten Vodafone ordinary shares. The ordinary shares are deposited with the custodian, which currently is the London office of The Bank of New York. Each ADS also represents securities, cash or other property deposited with The Bank of New York but not distributed to ADS holders. The Bank of New York’s Corporate Trust Office is located at 101 Barclay Street, New York, New York, 10286, its principal executive office is located at One Wall Street, New York, New York 10286, and the custodian’s office is located at One Canada Square, London E14 5AL, England.

     Because The Bank of New York is actually the legal owner of the underlying ordinary shares, holders of Vodafone ADSs generally exercise the rights of a shareholder through it, although they have the option to attend, speak and vote at shareholder meetings as its proxy, as described below. An amended and restated deposit agreement among Vodafone, AirTouch Communications, Inc. (currently known as Vodafone Americas Inc. as a result of a change of name), The Bank of New York and holders of Vodafone ADSs sets out the obligations of The Bank of New York. New York law governs the deposit agreement and the Vodafone American depositary receipts evidencing the ADSs.

     Holders of Vodafone ADSs may hold their ADSs either directly or indirectly through a broker or financial institution. This description assumes that holders of Vodafone ADSs hold their ADSs directly. Indirect holders of Vodafone ADSs must rely on the procedures of their broker or financial institution to assert the rights of ADS holders described in this section. Indirect holders of ADSs should consult with their broker or financial institution to find out what those procedures are.

     The following is a summary of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to ADS holders. For more complete information, ADS holders should read the entire agreement, which is filed as Exhibit 2.2 to this Form 8-A/A and the Vodafone ADR, which is filed as Exhibit 1.2 to this Form 8-A/A. Copies of the agreement and the Vodafone ADR are available for inspection at the Corporate Trust Office of the depositary and at the London office of the custodian set forth above.

Share Dividends and Other Distributions

     The Bank of New York will pay ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of ordinary shares their ADSs represent.

•	Cash. The Bank of New York will, as promptly as practicable after payment, convert any cash dividend or distribution Vodafone pays on the shares, other than any dividend or distribution paid in U.S. dollars, into U.S. dollars. If that is not possible on a reasonable basis, or if any approval from any government is needed and cannot be obtained, the agreement allows The Bank of New York to distribute pounds sterling only to those ADS holders to whom it is possible to do so or to hold pounds sterling it cannot convert for the account of the ADS holders who have not been paid. It will not invest pounds sterling and it will not be liable for any interest.

Before making a distribution, The Bank of New York will deduct any withholding taxes that must be paid under applicable laws. It will distribute only whole U.S. dollars and cents and will round any fractional amounts to the nearest whole cent.

•	Shares. The Bank of New York will distribute new ADSs representing any shares Vodafone distributes as a dividend or free distribution, if Vodafone requests it to make this distribution. The Bank of New York will only distribute whole ADSs. It may sell shares which would require it to issue a fractional ADS and distribute the net proceeds to the holders entitled to those shares.

If The Bank of New York does not distribute additional cash or ADSs, each ADS will also represent the new shares.

•	Rights to Receive Additional Shares. If Vodafone offers holders of securities any rights, including rights to subscribe for additional shares, The Bank of New York may take actions necessary to make these rights available to ADS holders. If The Bank of New York determines that it is not legal or not feasible to make these rights available to ADS holders, The Bank of New York may sell the rights and allocate the net proceeds to holders’ accounts. The Bank of New York may allow rights that are not distributed or sold to lapse.

If The Bank of New York makes rights available to ADS holders, upon instruction from an ADS holder it will exercise the rights and purchase the shares on the holder’s behalf. The Bank of New York will then deposit the shares and issue ADSs to the holder. It will only exercise rights if the ADS holder pays it the exercise price and any charges the rights require the ADS holder to pay.

U.S. securities laws may restrict the sale, deposit, cancellation, and transfer of the ADSs issued after exercise of rights. In this case, The Bank of New York may issue the ADSs under a separate restricted deposit agreement which will contain the same provisions as the agreement, except for changes needed to put the restrictions in place.

The Bank of New York will not offer ADS holders rights unless those rights and the securities to which the rights relate are either exempt from registration or have been registered under the Securities Act of 1933 with respect to a distribution to them. Vodafone will have no obligation to register under the Securities Act of 1933 those rights or the securities to which they relate.

•	Other Distributions. The Bank of New York will send to ADS holders anything else Vodafone distributes on deposited securities by any means The Bank of New York thinks is equitable and practical. If it cannot make the distribution in that way, The Bank of New York may decide to sell what Vodafone distributed—for example by public or private sale—and distribute the net proceeds, in the same way as it does with cash.

Vodafone has no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders.

Deposit, Withdrawal and Cancellation

     The Bank of New York will issue ADSs if a Vodafone shareholder or the shareholder’s broker deposits ordinary shares, along with any appropriate instruments of transfer, or endorsement, with the custodian. The Bank of New York may also require a shareholder to deliver evidence of any necessary approvals of the governmental agency in England, if any, which is responsible for regulating currency exchange at that time, and an agreement transferring the shareholder’s right to receive dividends or other property. Upon payment of its fees and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADSs in the names the shareholder requests and will issue book-entry ADSs or, if the shareholder specifically requests, deliver the ADSs at its Corporate Trust Office to the persons the shareholder requests.

     An ADS holder may submit a written request to withdraw ordinary shares and turn in the holder’s certificated ADSs, if any, at the Corporate Trust Office of The Bank of New York. Any deposited securities that the ADS holder withdraws will be delivered to the holder in registered form. Upon payment of its fees and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver the deposited securities underlying the ADSs at the office of the custodian, except that The Bank of New York may deliver at its Corporate Trust Office any dividends or distributions with respect to the deposited securities represented by the ADSs, or any proceeds from the sale of any dividends, distributions or rights, which may be held by The Bank of New York. Alternatively, at the ADS holder’s request, risk and expense, The Bank of New York will deliver the deposited securities at its Corporate Trust Office in New York City.

Voting Rights

     An ADS holder on a record date fixed by The Bank of New York may attend, speak and vote at Vodafone shareholder meetings of holders of the same class of securities as the ordinary shares represented by the ADSs.

     The Bank of New York will enable an ADS holder to attend, speak and vote at a meeting by appointing such holder its proxy for the ordinary shares underlying the holder’s ADSs. If the ADS holder does not wish to attend a meeting, the holder may appoint The Bank of New York or another person as a substitute proxy to attend, speak and vote on the holder’s behalf.

     Indirect holders of ADSs, e.g., those that hold Vodafone through a brokerage account or otherwise in “street name”, are not entitled to attend or speak at a meeting, but are able to vote their ADSs through the depositary.

     The Bank of New York will notify ADS holders of shareholder meetings and arrange to deliver certain materials to them. The materials will (1) describe the meeting time, place and the matters to be voted on and (2) explain how ADS holders may instruct The Bank of New York to vote their shares or deposited securities underlying their ADSs as they direct if they choose to appoint The Bank of New York as their substitute proxy, or how they may appoint a different substitute proxy. For instructions to be valid, The Bank of New York must receive them on or before the date specified in the instructions. The Bank of New York will, to the extent practical, subject to applicable law and the provisions of the Memorandum and Articles of Association of Vodafone vote the underlying ordinary shares as an ADS holder instructs. The Bank of New York will only vote as an ADS holder instructs.

     Although the depositary will try to send the notice of the vote reasonably in advance of a shareholder meeting, Vodafone will not be able to assure that ADS holders will receive the voting materials in time to ensure that they can attend, speak and vote at a meeting, instruct The Bank of New York to vote their shares or appoint a different substitute proxy. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.

Fees and Expenses

	For:	ADS Holders must pay:

•	Each issuance of an ADS, including as a result of a distribution of shares or rights or other property	$5.00 (or less) per 100 ADSs

•	Each cancellation of an ADS, including if the deposit agreement terminates	$5.00 (or less) per 100 ADSs

•	Transfer and registration of ordinary shares on Vodafone’s share register from an ADS holder’s name to the name of The Bank of New York or its agent when the holder deposits or withdraws shares	Registration or transfer fees

•	Conversion of pounds sterling to U.S. dollars	Expenses of The Bank of New York

•	Cable, telex and facsimile transmission expenses, if expressly provided for in the agreement	Expenses of The Bank of New York

•	As necessary	Certain taxes and governmental charges The Bank of New York or the custodian has to pay on any ADS or ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty reserve tax or withholding taxes

Payment of Taxes

     The Bank of New York may deduct the amount of any taxes owed from any payments to an ADS holder. It may also restrict the transfer of the holder’s ADSs or restrict the withdrawal of underlying deposited securities until the ADS holder pays any taxes owed on the holder’s ADSs or underlying securities. It may also sell deposited securities to pay any taxes owed. The ADS holder will remain liable if the proceeds of the sale are not enough to pay the taxes. If The Bank of New York sells deposited securities, it will, if appropriate, reduce the number of ADSs held by the ADS holder to reflect the sale and pay to the holder any proceeds, or send to the holder any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

     If Vodafone:

•	Changes the nominal or par value of any of the Vodafone ordinary shares;

•	Reclassifies, splits or consolidates any of the Vodafone ordinary shares;

•	Distributes securities on any of the Vodafone ordinary shares that are not distributed to ADS holders; or

•	Recapitalizes, reorganizes, merges, consolidates, sells its assets, or takes any similar action.

then:

(1)	The cash, shares or other securities received by The Bank of New York will become new deposited securities under the deposit agreement, and each ADS will automatically represent its equal share of the new deposited securities; and

(2)	The Bank of New York will, if Vodafone asks it to, issue new ADSs or ask ADS holders to surrender their outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

Disclosure of Interests

     The obligation of a holder of Vodafone ordinary shares and other persons with an interest in the shares to disclose information to Vodafone under English law also applies to any persons with an interest in the ADSs. The consequences for failure to comply with these provisions will be the same for ADS holders and any other persons with an interest in ADSs as for a holder of Vodafone ordinary shares. See “Description of Vodafone Ordinary Shares—Disclosure of Interests in Shares.”

Amendment and Termination

     Vodafone may agree with The Bank of New York to amend the deposit agreement and the Vodafone ADRs for any reason without the consent of ADS holders. If the amendment adds or increases fees or charges, except for taxes and governmental charges, or prejudices an important right of ADS holders, it will only become effective three months after The Bank of New York notifies the holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADS, to agree to the amendment and to be bound by the agreement as amended. However, no amendment will impair an ADS holder’s right to receive the deposited securities in exchange for the holder’s ADSs.

     The Bank of New York will terminate the deposit agreement if Vodafone asks it to do so, in which case it must notify ADS holders at least 30 days before termination. The Bank of New York may also terminate the agreement after notifying ADS holders if The Bank of New York informs Vodafone that it would like to resign and Vodafone does not appoint a new depositary bank within 90 days.

     If any ADSs remain outstanding after termination, The Bank of New York will stop registering the transfer of ADSs, will stop distributing dividends to ADS holders, and will not give any further notices or do anything else under the deposit agreement other than:

(1)	collect dividends and distributions on the deposited securities;

(2)	sell rights and other property offered to holders of deposited securities; and

(3)	deliver ordinary shares and other deposited securities upon cancellation of ADSs.

     At any time after six months after termination of the deposit agreement, The Bank of New York may sell any remaining deposited securities. After that, The Bank of New York will hold the money it received on the sale, as well as any cash it is holding under the agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The Bank of New York’s only obligations will be to account for the money and cash. After termination, Vodafone’s only obligations will be with respect to indemnification of, and to pay specified amounts to, The Bank of New York.

ADS Holders’ Right to Receive the Shares Underlying their ADSs

     An ADS holder has the right to cancel the holder’s ADSs and withdraw the underlying shares at any time except:

•	due to temporary delays caused by The Bank of New York or Vodafone closing its transfer books, the deposit of ordinary shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	when the holder owes money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

     This right of withdrawal may not be limited by any provision of the deposit agreement.

Limitations on Obligations and Liability to ADS Holders

     The deposit agreement expressly limits the obligations of Vodafone and The Bank of New York. It also limits the liability of Vodafone and The Bank of New York. Vodafone and The Bank of New York:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of them is prevented or delayed by law, any provision of the Vodafone Memorandum and Articles of Association or circumstances beyond their control from performing their obligations under the agreement;

•	are not liable if either of them exercises, or fails to exercise, discretion permitted under the agreement;

•	have no obligation to become involved in a lawsuit or proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party unless they are indemnified to their satisfaction; and

•	may rely upon any advice of or information from any legal counsel, accountants, any person depositing ordinary shares, any ADS holder or any other person whom they believe in good faith is competent to give them that advice or information.

     In the deposit agreement, Vodafone and The Bank of New York agree to indemnify each other under specified circumstances.

Requirements for Depositary Actions

     Before The Bank of New York issues or registers the transfer of an ADS, makes a distribution on an ADS, or permits withdrawal of ordinary shares, Vodafone or The Bank of New York may require:

•	payment of taxes, including stamp duty reserve and stock transfer taxes or other governmental charges, and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities, as well as the fees and expenses of The Bank of New York;

•	production of satisfactory proof of the identity of the person presenting ordinary shares for deposit or ADSs upon withdrawal, and of the genuineness of any signature or other information they deem necessary; and

•	compliance with regulations The Bank of New York may establish consistent with the deposit agreement, including presentation of transfer documents.

     The Bank of New York may refuse to deliver, transfer, or register transfers of ADSs generally when the transfer books of The Bank of New York are closed or at any time if The Bank of New York or Vodafone thinks it advisable to do so.

Pre-Release of ADSs

     The Bank of New York may issue ADSs before deposit of the underlying ordinary shares. This is called a pre-release of ADSs. The Bank of New York may also deliver ordinary shares prior to the receipt and cancellation of pre-released ADSs even if the ADSs are canceled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying ordinary shares are delivered to The Bank of New York. The Bank of New York may receive ADSs instead of ordinary shares to close out a pre-release. The Bank of New York may pre-release ADSs only under the following conditions:

(1)	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer, as the case may be,

(a)	owns the ordinary shares or ADSs to be remitted,

(b)	will assign all beneficial rights, title and interest in the ADSs or ordinary shares to The Bank of New York in its capacity as the depositary and for the benefit of the holders of the ADSs and

(c)	will not take any action with respect to the ADSs or ordinary shares that is inconsistent with the assignment of beneficial ownership (including, without the consent of The Bank of New York, disposing of the ADSs or ordinary shares) other than in satisfaction of the pre-release;

(2)	the pre-release must be fully collateralized with cash or collateral that The Bank of New York considers appropriate; and

(3)	The Bank of New York must be able to close out the pre-release on not more than five business days’ notice.

     The pre-release will be subject to whatever indemnities and credit regulations that The Bank of New York considers appropriate. In addition, The Bank of New York will limit the number of ADSs that may be outstanding at any time as a result of pre-release.

Item 2.  Exhibits.

1.1	Specimen Certificate of Vodafone Group Public Limited Company Ordinary Share.

1.2	Specimen American Depositary Receipt of Vodafone AirTouch Plc (currently known as Vodafone Group Public Limited Company as a result of a change of the Registrant’s name).

2.1	Memorandum, as adopted on June 13, 1984 and including all amendments made on July 28, 2000, and Amended Articles of Association, as adopted on June 30, 1999 and including all amendments made on July 25, 2001, of Vodafone Group Public Limited Company.

2.2	Deposit Agreement, dated as of October 12, 1998, as amended and restated as of December 26, 1989, as further amended and restated as of September 16, 1991, and as further amended and restated as of June 30, 1999, among Vodafone AirTouch (currently known as Vodafone Group Public Limited Company as a result of a change of the Registrant’s name), AirTouch Communications, Inc. (currently known as Vodafone Americas Inc. as a result of a change of name), The Bank of New York, as Depositary, and owners and beneficial owners of American Depositary Receipts of Vodafone Group Public Limited Company (incorporated by reference to Exhibit 2.2 of Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form 8-A (File No. 001-10086), filed with the Securities and Exchange Commission on June 30, 1999)

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Vodafone Group Public Limited Company

Date: December 5, 2003	By:	/s/ K.J. HYDON
Name: K.J. Hydon Title: Financial Director

	By:	/s/ G.D.A. BACON
Name: G.D.A. Bacon Title: Group Treasurer